                                          January 24, 2012

Larry Greene
Office of Disclosure and Review
Division of Investment Management

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Prudential Global Total Return Fund, Inc.
(File No. 811-04661 (the “Fund”)
          Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on December 7, 2011 regarding the Registrant’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933. The purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to add relevant disclosure to the prospectus and SAI of the Fund regarding a new share class of the Fund, known as Class “Q.”

     As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment: The prospectus and SAI for the Fund indicate that the Fund may engage in short sales to a material extent. If short sales activity is significant and/or material, the fee/expense table in the prospectus should include a separate line item specifically disclosing the expenses attributable to the short sales activity.

Response: The Fund’s historical short sales activity has not been significant or material to the Fund’s expenses, and we do not expect or anticipate any future significant or material increase in the Fund’s short sales activity.

Comment: The Fund’s SAI indicates that the Fund’s subadviser also serves as the Fund’s securities lending agent. The SAI should include disclosure identifying the potential conflicts of interest that this poses, and the measures and steps taken to address and prevent such conflicts.

Response: The SAI discloses that the Fund’s affiliated subadviser also serves as the Fund’s securities lending agent. The SAI further currently discloses that the arrangement may result in potential conflicts of interest. After review, we believe that the existing SAI disclosure adequately explains the securities lending arrangements and the potential conflicts which may result.

Comment:In the “annual fund operating expenses” table, consider whether you should include the line item for underlying fund fees and expenses.

Response: The line item was not included because the Fund’s investments in other investment companies were underneath the disclosure threshold.

Comment: Please ensure that, as appropriate and applicable, the Fund’s prospectus and SAI reflect the recent SEC staff letter to the Investment Company Institute (ICI) concerning discussion and disclosure of derivatives in fund registration statements.

Response:In response to the staff letter, we have reviewed the derivatives discussions contained in the Fund’s prospectus and SAI documents, and where appropriate we either have or will make appropriate revisions consistent with the Fund’s use of derivatives.

Comment: The typeface appearing in the EDGAR submission appears to be small. Please ensure that the font size used in the prospectus conforms with Rule 420.

Response: The font size used in the prospectus will conform with regulatory requirements.

Comment: In the Summary section of the Prospectus, the sub-section entitled “Investments, Risks and Performance” contains duplicative disclosure regarding the ability of the Fund to invest in junk bonds.

Response: The duplicative disclosure will be removed from the Summary.

Comment: In the Summary section of the Prospectus, the discussion of “recent market events” appearing in the sub-section entitled “Principal Risks of Investing in the Fund” should discuss both past market volatility as well as current market volatility.

Response: The discussion addresses both past volatility and also specifically mentions that market conditions in the future may continue or deteriorate. We believe that the existing disclosure and discussion appropriately addresses past, current and potential future volatility in the market.

Comment: As a Fund which uses the word “Global” in its name, the Fund’s prospectus should disclose that the Fund invests broadly in a significant or substantial number of countries outside the United States.

Response: The relevant disclosure in the Fund’s prospectus has been revised to provide that the Fund may invest in countries anywhere in the world.

Comment: In the Summary section of the Prospectus, the sub-section entitled “The Fund’s Past Performance” includes an annual returns bar chart which does not show calendar year returns through the most recently completed calendar year.

Response: The bar chart will be updated and brought current prior to submission of the post-effective amendment under Rule 485(b).

Comment: In the Summary section of the Prospectus, the sub-section entitled “The Fund’s Past Performance” includes returns for the “Lipper Average.” Pursuant to Item 2(b) to Form N-1A, please include a narrative description of this Average, such as including its name.

Response: The returns table has been revised to include the full name of the Lipper Average.

Comment: In the section of the Prospectus entitled “Investment Risks,” the table captioned “Principal & Non-Principal Strategies” should disclose that “high-yield debt securities” are also “high risk.”

Response: We will revise the reference as requested.

Comment: In the section of the Prospectus entitled “Investment Risks,” the table captioned “Principal & Non-Principal Strategies” should disclose or otherwise include discussion pertaining to emerging markets risks, if such risks are material.

Response: The Fund’s exposure to investments in emerging markets is not significant, and is not expected to be so in the future.

Comment:In the section of the Prospectus entitled “How the Fund is Managed—Portfolio Managers,” the biography pertaining to Robert Tipp, CFA does not clearly disclose if the professional positions and experience discussed in the biography encompass at least the past five years.

Response: We have reviewed the biography for Mr. Tipp, and we believe that it does clearly provide his professional background for the required five year time period.

Comment:In the SAI, the discussion listing the Fund’s fundamental investment restrictions provides that the Fund has a fundamental restriction which prohibits the Fund from issuing senior securities, borrowing money or pledging assets, except as required under the Investment Company Act, the associated rules, any SEC exemptive relief, etc. The fundamental restriction goes on to state that the following will not be deemed to be a pledge of assets or the issuance of a senior security: purchase or sale of securities on a when-issued or delayed delivery basis, reverse repurchase agreements, dollar rolls, short sales, derivative and hedging transactions, and obligations of the Fund to Directors pursuant to deferred compensation arrangements. These listed exceptions would only be excepted from the prohibition on issuing senior securities/borrowing money/pledging assets if applicable SEC requirements pertaining to asset segregation and related requirements are satisfied.

Response: The required asset segregation requirements are followed.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

                                   Very truly yours,

/s/ Jonathan D. Shain

Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)